                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                      and
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

          THE TRAVELERS SEPARATE ACCOUNT QP II FOR VARIABLE ANNUITIES
          -----------------------------------------------------------
                           (Exact name of Registrant)

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
          -----------------------------------------------------------
                              (Name of Depositor)

                ONE TOWER SQUARE, HARTFORD, CONNECTICUT 06183
          -----------------------------------------------------------
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, including area code: (860) 277-0111

                                ERNEST J. WRIGHT
                              Assistant Secretary
                     The Travelers Life and Annuity Company
                                One Tower Square
                         Hartford, Connecticut 06183
          -----------------------------------------------------------
                    (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:     As soon as
                                                  practicable after
                                                  effectiveness of Registration
                                                  Statement.

It is proposed that this filing will become effective (check appropriate box):
N/A            immediately upon filing pursuant to paragraph (b) of Rule 485
N/A            on ___________ pursuant to paragraph (b) of Rule 485
N/A            60 days after filing pursuant to paragraph (a)(1) of Rule 485
N/A            on ___________ pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:
______     This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of Variable Annuity Contracts is being registered under the Securities Act of 1933. Amount of registration fee:
$500.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

         THE TRAVELERS SEPARATE ACCOUNT QP II FOR VARIABLE ANNUITIES

                            Cross-Reference Sheet

                                   Form N-4

ITEM
NO.                                                         CAPTION IN PROSPECTUS
---                                                         ---------------------
1.       Cover Page                                         Prospectus
2.       Definitions                                        Glossary of Special Terms
3.       Synopsis                                           Summary
4.       Condensed Financial Information                    Not Applicable
5.       General Description of Registrant,                 The Company, The Separate
           Depositor, and Portfolio Companies                 Account and the Funding Options
6.       Deductions                                         Fee Table; Charges Under the Contracts;
                                                            Distribution of the Contracts
7.       General Description of Variable                    The Contracts; Operation of the Contract
            Annuity Contracts
8.       Annuity Period                                     Payment of Benefits
9.       Death Benefit                                      Payment of Benefits
10.      Purchases and Contract Value                       Operation of the Contract
11.      Redemptions                                        Sales Loads
12.      Taxes                                              Federal Tax Considerations
13.      Legal Proceedings                                  Legal Proceedings
14.      Table of Contents of Statement                     Appendix B


                                                            CAPTION IN STATEMENT OF ADDITIONAL
                                                            INFORMATION
                                                            ---------------------------------------
15.      Cover Page                                         Statement of Additional Information
16.      Table of Contents                                  Table of Contents
17.      General Information and History                    The Insurance Company
18.      Services                                           Principal Underwriter; Distribution and
                                                              Management Agreement
19.      Purchase of Securities Being Offered               Valuation of Assets
20.      Underwriters                                       Principal Underwriter
21.      Calculation of Performance Data                    Performance Information
22.      Annuity Payments                                   Not Applicable
23.      Financial Statements                               Financial Statements

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

THE TRAVELERS LIFE AND ANNUITY COMPANY
                               PROSPECTUS:

THE TRAVELERS SEPARATE ACCOUNT QP II FOR VARIABLE ANNUITIES
--------------------------------------------------------------------------------

The variable annuity group contracts ("Contracts") described in this prospectus are designed to fund plans ("Plans") established under certain sections of the Internal Revenue Code of 1986, as amended ("Code").

The Contracts are designed for use in conjunction with qualified pension and profit-sharing plans, tax deferred annuity plans (for public school teachers and employees of certain other tax exempt and qualifying employers), and deferred compensation plans for state and local governments. These Plans also allow for Third Party Administrator involvement. Amounts held under the Plans may be entitled to tax-deferred treatment under certain sections of the Code.

The Funding Options available under the Contracts are listed below. They may not all be available under an employer's plan or in all states. This prospectus is not valid without the current prospectuses for these Funding Options. A Fixed Account Option is also available and is described in Appendix A. Unless specified otherwise, this prospectus refers to the Funding Options.
--------------------------------------------------------------------------------
Managed Assets Trust
High Yield Bond Trust
Capital Appreciation Fund
Dreyfus Stock Index Fund, Inc.
Travelers Series Trust
  U.S. Government Securities Portfolio
  Utilities Portfolio
  Social Awareness Stock Portfolio
Templeton Variable Products Series Fund
  Templeton Bond Fund
  Templeton Stock Fund
  Templeton Asset Allocation Fund
Variable Insurance Products Fund
  Fidelity's High Income Portfolio
  Fidelity's Growth Portfolio
  Fidelity's Equity Income Portfolio
Variable Insurance Products Fund II
   Fidelity's Asset Manager Portfolio
American Odyssey Funds, Inc.
   American Odyssey Core Equity Fund
   American Odyssey Emerging Opportunities Fund
   American Odyssey International Equity Fund
   American Odyssey Long-Term Bond Fund
   American Odyssey Intermediate-Term Bond Fund
   American Odyssey Short-Term Bond Fund
Smith Barney/Travelers Series Fund, Inc.
   Smith Barney Income and Growth Portfolio
   Alliance Growth Portfolio
   Smith Barney International Equity Portfolio
   Putnam Diversified Income Portfolio
   Smith Barney High Income Portfolio
   MFS Total Return Portfolio
   Smith Barney Money Market Portfolio

This prospectus sets forth the information concerning the Separate Account that investors ought to know before investing. Additional information about the Separate Account has been filed with the Securities and Exchange Commission and is available without charge upon request. To obtain the Statement of Additional Information ("SAI") send a written request to The Travelers Life and Annuity Company, Attn: Annuity Services, One Tower Square, Hartford, CT 06183-5030. The
Table of Contents for the SAI dated                may be found on page   of
this prospectus. The SAI is incorporated by reference to this prospectus. For more information about the Contract, contact your registered representative, or write to us at the above address.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THE SMITH BARNEY MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE FUNDING OPTIONS. THE PROSPECTUSES FOR THE SEPARATE ACCOUNT AND THE FUNDING OPTIONS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY ANY BANK, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.

                       PROSPECTUS DATED:

                               TABLE OF CONTENTS

GLOSSARY OF SPECIAL TERMS.............................................................    2
SUMMARY...............................................................................    4
FEE TABLE.............................................................................    6
INTRODUCTION..........................................................................    9
THE CONTRACTS.........................................................................    9
  General.............................................................................    9
  Allocated Contracts.................................................................    9
  Unallocated Contracts...............................................................    9
  Right to Return.....................................................................    9
OPERATION OF THE CONTRACT.............................................................   10
  Crediting Purchase Payments.........................................................   10
  Transfers of Cash Value Between Funding Options.....................................   10
  Dollar Cost Averaging (Automated Transfers).........................................   10
  Asset Allocation Advice.............................................................   11
  Transfers from Funding Options to Contracts Not Issued by Us........................   11
  Transfers to or from Other Contracts Issued by Us...................................   11
  Transfers from Contracts Not Issued by Us...........................................   11
  Contract and Participant's Individual Account Termination...........................   11
  Account Value.......................................................................   12
  Accumulation Unit Value.............................................................   12
PAYMENT OF BENEFITS...................................................................   13
  Death Benefits under an Allocated Contract..........................................   13
  Election of Settlement Options......................................................   13
  Minimum Amounts.....................................................................   14
  Misstatement........................................................................   14
  Retired Life Certificate............................................................   14
  Allocation of Cash Value During the Annuity Period..................................   14
  Annuity Options.....................................................................   14
  Variable Annuity....................................................................   15
     Amount of First Payment..........................................................   15
     Annuity Unit Value...............................................................   15
     Initial Payment and Number of Annuity Units......................................   16
     Amount of Subsequent Payments....................................................   16
  Fixed Annuity.......................................................................   16
CHARGES UNDER THE CONTRACT............................................................   16
  Sales Loads.........................................................................   16
     Free Withdrawal Allowance........................................................   17
  Mortality and Expense Risk Charge...................................................   17
  Funding Option Charges..............................................................   17
  Administrative Charges..............................................................   18
     Semiannual Policy Fee............................................................   18
     Administrative Expense...........................................................   18

  Premium Tax Deductions..............................................................   18
  TPA Administrative Charges..........................................................   18
THE COMPANY, THE SEPARATE ACCOUNT AND THE FUNDING OPTIONS.............................   19
  The Company.........................................................................   19
  The Separate Account................................................................   19
  The Funding Options.................................................................   19
     Investment Advisers..............................................................   22
FEDERAL TAX CONSIDERATIONS............................................................   24
  General.............................................................................   24
  Ownership of the Investments........................................................   24
  Section 403(b) Plans and Arrangements...............................................   24
  Qualified Pension and Profit-Sharing Plans..........................................   25
  Section 457 Plans...................................................................   25
  The Employee Retirement Income Security Act of 1974.................................   26
  Federal Income Tax Withholding......................................................   26
  Tax Advice..........................................................................   27
MISCELLANEOUS.........................................................................   27
  Voting Rights.......................................................................   27
  Distribution of the Contracts.......................................................   28
  Postponement of Payment (the "Emergency Procedure").................................   28
  Contract Modification...............................................................   28
  Legal Proceedings...................................................................   28
APPENDIX A: THE FIXED ACCOUNT.........................................................   29
APPENDIX B: TABLE OF CONTENTS TO STATEMENT OF ADDITIONAL INFORMATION..................   31

                           GLOSSARY OF SPECIAL TERMS
--------------------------------------------------------------------------------
ACCUMULATION PERIOD -- The period before the commencement of Annuity payments.

ACCUMULATION UNIT -- An accounting unit of measure used to calculate values before Annuity payments begin.

ANNUITANT -- A Person on whose life the Annuity payments are to be made under a Contract.

ANNUITY -- Payment of income for a stated period or amount.

ANNUITY COMMENCEMENT DATE -- The date on which Annuity payments are to begin.

ANNUITY PERIOD -- The period following the commencement of Annuity payments.

BENEFICIARY(IES) -- The person(s) or trustee designated to receive contract values in the event of the Participant's or Annuitant's death.

CASH SURRENDER VALUE -- The Cash Value less any amounts deducted upon surrender and any applicable premium tax.

CASH VALUE -- The value of the Accumulation Units in Your Account or a Participant's Individual Account less any reductions for administrative charges. Sometimes referred to as "Account Value."

CODE -- The Internal Revenue Code of 1986, as amended.

COMMISSION -- Securities and Exchange Commission.

COMPANY (WE, US, OUR) -- The Travelers Life and Annuity Company.

COMPETING FUND -- Any investment option under the Plan, which in our opinion, consists primarily of fixed income securities and/or money market instruments.

CONTRACT DATE -- The date on which the Contract becomes effective, as shown on the Contract.

CONTRACT OWNER (YOU, YOUR) -- The employer or entity owning the Contract.

CONTRACT YEAR -- The twelve month period commencing with the Contract Date or with any anniversary thereof.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

EXCESS PLAN CONTRIBUTIONS -- Plan contributions including excess deferrals, excess contributions, excess aggregate contributions, excess annual additions, and excess nondeductible contributions that require correction by the plan administrator.

FIXED ANNUITY -- An Annuity with payments which remain fixed as to dollar amount throughout the payment period and which do not vary with the investment experience of a Separate Account.

FUNDING OPTIONS -- The variable investment options to which Purchase Payments under the Contract may be allocated.

GENERAL ACCOUNT -- The Company's General Account in which amounts are held if directed to the Fixed Account during the Accumulation Period and in which reserves are maintained for Fixed Annuities during the Annuity Period.

HOME OFFICE -- The Travelers Life and Annuity Company, One Tower Square, Hartford, CT 06183

PARTICIPANT -- An eligible person who is a member in the Qualified Plan.

PARTICIPANT'S INDIVIDUAL ACCOUNT -- An account to which Accumulation Units are credited to a Participant or Beneficiary under the Contract.

PURCHASE PAYMENTS -- Payments made to the Contract.

QUALIFIED PLAN -- An employer's voluntary retirement plan which qualifies for special tax treatment under a particular section of the Internal Revenue Code.

SEPARATE ACCOUNT -- The Travelers Separate Account QP II for Variable Annuities.

THIRD PARTY ADMINISTRATOR ("TPA") -- An entity which has contracted with the Contract Owner to provide administrative and/or distribution services for the Plan.

VALUATION DATE -- A day on which the New York Stock Exchange is open for business. The value of the Separate Account is determined at the close of the New York Stock Exchange on such days.

VALUATION PERIOD -- The period between the end of one Valuation Date and the end of the next Valuation Date.

VARIABLE ANNUITY -- An Annuity providing for payments varying in amount in accordance with the investment experience of the assets held in the underlying securities of the Separate Account.

WRITTEN REQUEST -- Instructions in a written form, satisfactory to us, and received at the Home Office.

YOUR ACCOUNT -- Accumulation Units credited to you under this Contract.

                                    SUMMARY
--------------------------------------------------------------------------------

CONTRACTS OFFERED

The Contracts are designed for use in conjunction with tax-qualified pension or profit-sharing plans, tax deferred annuity plans (for public school teachers and employees and employees of certain other tax exempt and qualifying employers) and deferred compensation plans for state and local governments. The minimum Purchase Payment allowed is an average of $1,000 annually, per Participant's Individual Account or $10,000 annually per Contract.

Because of the size of these Contracts, the possible involvement of TPAs, the allocated or unallocated nature of the Contract and a competitive bidding process which may include negotiation, many of the charges imposed in the Contract are likely to vary from one Plan to the next. The Contract design allows the Company maximum flexibility, within the limitations imposed by law, to "custom design" a charge structure which is likely to be acceptable to a particular prospective Contract Owner.

RIGHT TO RETURN

For Contracts used with deferred compensation plans, tax-deferred annuity plans, and combined qualified plan/deferred annuity plans, you may return the Contract and receive a full refund of the Cash Value (including charges) within ten days after the Contract is delivered to you, unless state law requires a longer
period. (See "Right to Return," page      .)

ASSET ALLOCATION

Some Contract Owners and/or Participants may elect to enter into an asset allocation investment advisory agreement which is fully described, including associated fees, in a separate disclosure statement. (See "Asset Allocation
Advice" on page      .)

DEATH BENEFITS

Under allocated contracts, a death benefit is provided in the event of death of the Participant prior to the earlier of the Participant's 75th birthday or the Annuity Commencement Date. (See "Death Benefits under an Allocated Contract" on
page      .)

ANNUITY OPTIONS

The Contract Owner selects an Annuity Commencement Date and an Annuity Option for a Participant as provided by the Plan. The Contract contains six annuity payout options, which may be selected on either a fixed or variable annuity
basis, or a combination thereof. (See "Payment of Benefits" on page      .)

CHARGES AND FEES

Maximum levels for sales-related expenses, mortality and expense risk charges and administrative expense charges are set forth in this prospectus. These charges, as well as allocation and transfer fees are subject to negotiation or a competitive bidding process, or both, with the prospective Contract Owner prior to the issuance of a Contract.

The Company may charge a surrender charge or a contingent deferred sales charge, as negotiated. The maximum contingent deferred sales charge is 5.0% of each Purchase Payment for a period of five years from the date the Purchase Payment was made. The maximum surrender charge is 5% of the amount surrendered in the first two Contract Years, up to 4% in years three and four; up to 3% in years five and six; up to 2% in years seven and eight and 0% beginning in the ninth year. Any applicable sales charge will not exceed the aggregate amount of the Purchase Payments made.

The Company will make a daily charge against the value of the Contract held in the Separate Account for the mortality and expense risk charge. The maximum rate
is 1.20% annually. (See "Mortality and Expense Risk Charge" on page      .)

The Company may also charge a fee of .10% for administrative expenses under the Contract as well as a Semiannual Administrative Contract Fee (for allocated Contracts) of $15. Deductions for the payment of any premium taxes that may be levied against the Contract will be made as the Company deems appropriate. (See
"Charges Under the Contract" on page      .)

                                   FEE TABLE
--------------------------------------------------------------------------------
The purpose of this Fee Table is to assist Contract Owners in understanding the various maximum costs and expenses that Contract Owners or Participants may bear, directly or indirectly, under the Contract. The information listed reflects expenses of the Separate Account as well as of the Funding Options. For additional information regarding the charges and deductions assessed under the Contract, including possible waivers or reductions of these expenses, see
"Charges Under the Contract," page   . Expenses shown do not include premium
taxes, which may be applicable.

MAXIMUM CONTRACT CHARGES AND EXPENSES
CONTINGENT DEFERRED SALES CHARGE
(AS A PERCENTAGE OF PURCHASE PAYMENTS): 5% for five years from date Purchase Payment made; 0% thereafter
(OR)

                          SURRENDER CHARGE                              CONTRACT YEAR    PERCENTAGE
(AS A PERCENTAGE OF AMOUNT SURRENDERED)..............................        1-2             5%
                                                                             3-4             4%
                                                                             5-6             3%
                                                                             7-8             2%
                                                                              9+             0%

SEMIANNUAL CONTRACT ADMINISTRATIVE CHARGE $15
(AND/OR)
FUNDING OPTION ADMINISTRATIVE CHARGE .10% (of amounts allocated to the variable funding options under allocated contracts)

MAXIMUM ANNUAL EXPENSES

    Mortality and Expense Risk Fees (as a percentage of average net assets of
      the Separate Account)....................................................     1.20%

FUNDING OPTION EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS OF THE FUNDING OPTION)

                                                                              OTHER             TOTAL
                                                                            EXPENSES           FUNDING
                                                         MANAGEMENT          (AFTER            OPTION
                                                             FEE         REIMBURSEMENT)       EXPENSES
    ----------------------------------------------------------------------------------------------------
    Capital Appreciation Fund.........................      0.75%             0.14%(1)          0.89%
    High Yield Bond Trust.............................      0.50%             0.75%(1)          1.25%
    Managed Assets Trust..............................      0.50%             0.11%(1)          0.61%
    U.S. Government Securities Portfolio..............      0.32%             0.39%(1)          0.71%
    Social Awareness Stock Portfolio..................      0.65%             0.60%(1)          1.25%
    Utilities Portfolio...............................      0.65%             0.60%(1)          1.25%
    Templeton Bond Fund...............................      0.50%             0.40%(2)          0.90%
    Templeton Stock Fund..............................      0.48%             0.25%(2)          0.73%
    Templeton Asset Allocation Fund...................      0.49%             0.26%(2)          0.75%
    Fidelity's High Income Portfolio..................      0.61%             0.10%(3)          0.71%
    Fidelity's Equity-Income Portfolio................      0.52%             0.06%(3)          0.58%
    Fidelity's Growth Portfolio.......................      0.62%             0.07%(3)          0.69%
    Fidelity's Asset Manager Portfolio................      0.72%             0.08%(3)          0.80%
    Dreyfus Stock Index Fund..........................      0.07%             0.33%(4)          0.40%
    American Odyssey International Equity Fund........      0.70%             0.55%(5)          1.25%
    American Odyssey Emerging Opportunities Fund......      0.65%             0.18%(5)          0.83%
    American Odyssey Core Equity Fund.................      0.60%             0.18%(5)          0.78%
    American Odyssey Long-Term Bond Fund..............      0.50%             0.25%(5)          0.75%
    American Odyssey Intermediate-Term Bond Fund......      0.50%             0.25%(5)          0.75%
    American Odyssey Short-Term Bond Fund.............      0.50%             0.25%(5)          0.75%
    Smith Barney Income and Growth Portfolio..........      0.65%             0.10%(6)          0.75%
    Alliance Growth Portfolio.........................      0.80%             0.10%(6)          0.90%
    Smith Barney International Equity Portfolio.......      0.90%             0.35%(6)          1.25%
    Putnam Diversified Income Portfolio...............      0.75%             0.20%(6)          0.95%
    Smith Barney Money Market Portfolio...............      0.60%             0.10%             0.70%
    Smith Barney High Income Portfolio................      0.60%             0.10%(6)          0.70%
    MFS Total Return Portfolio........................      0.80%             0.15%(6)          0.95%

(1) Other Expenses are as of the fiscal year ended December 31, 1994, taking into account the current expense reimbursement arrangement with the Company. The Company has agreed to reimburse each Fund for the amount by which its aggregate expenses (including the management fee, but excluding brokerage commissions, interest charges and taxes) exceeds 1.25%. Without such arrangement, Other Expenses would have been 0.83%, 2.61% and 2.84% for HYBT, Social Awareness Stock Portfolio, and Utilities Portfolio, respectively.

(2) Other Expenses are based on the actual operating expenses incurred by the Fund during the year ended December 31, 1994.

(3) Management Fees and Other Expenses are as of the fiscal year ended
    December 31, 1994. No reimbursement arrangement affected the High Income Portfolio. A portion of the brokerage commissions the Fund paid was used to reduce its expenses. Without this reduction, total Other Expenses would have been: Equity-Income Portfolio, 0.60%; Growth Portfolio, 0.70%; and Asset Manager Portfolio, 0.81%.

(4) The administrator and investment adviser have agreed to reimburse the Fund for expenses in excess of 0.40%. For the fiscal year ended December 31, 1994, the Investment Management Fee and Other Expenses before reimbursement were 0.15% and 0.42%, respectively.

(5) Other Expenses are as of the fiscal year ended December 31, 1994 taking into account the current expense limitations agreed to by the Manager. The Manager has agreed to continue, at least until May 1, 1996, to waive fees or reimburse expenses to the extent a Fund's total expense ratio exceeds the following expense limitation: International Equity Fund, 1.25%; Emerging Opportunities Fund and Core Equity Fund, 1.00%; and Long-Term Bond Fund, Intermediate-Term Bond Fund, Short-Term Bond Fund, 0.75%. Thereafter, each fund is required to reimburse the Manager for any fees waived or expenses it reimbursed provided that this reimbursement by the Fund does not cause the total expense ratio to exceed the expense limitations above. The Long-Term Bond Fund and the Intermediate-Bond Fund are currently reimbursing the Manager while the Short-Term Bond Fund and the International Equity Fund are still receiving reimbursements from the Manager. Without these expense limitations and/or Manager reimbursements, Other Expenses of the Funds would have been as follows: International Equity Fund, 0.66%; Emerging Opportunities Fund, 0.27%; Core Equity Fund, 0.25%; Long-Term Bond Fund, 0.23%; Intermediate-Bond Fund, 0.25%; and Short-Term Bond, 0.52%.

(6) Other Expenses are as of October 31, 1994, taking into account the current expense limitations agreed to by the Manager. The Manager waived all of its fees for the period and reimbursed the Funds for their expenses. If such fees were not waived and expenses were not reimbursed, Total Underlying Expenses would have been as follows: Smith Barney Income and Growth, 2.08%; Alliance Growth Portfolio, 1.76%; Smith Barney International Equity Portfolio, 2.00%; Putnam Diversified Income Portfolio, 2.92%; Smith Barney High Income Portfolio, 2.60%; and MFS Return Portfolio, 2.51%.

EXAMPLE *
THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

        A $1,000 investment would be subject to        If the Contract is NOT surrendered at
        the following expenses, assuming a 5%          the end of the period shown, or is
        annual return on assets, if the                annuitized without a deferred sales
        Contract is surrendered at the end of          charge a $1,000 investment would be
        the period shown**:                            subject to the following expenses,
                                                       assuming a 5% annual return:

--------------------------------------------------------------------------------

                                       ONE      THREE      FIVE      TEN       ONE      THREE      FIVE      TEN
                                       YEAR     YEARS     YEARS     YEARS      YEAR     YEARS     YEARS     YEARS
------------------------------------------------------------------------------------------------------------------
Capital Appreciation Fund             $         $         $         $         $         $         $         $
High Yield Bond Trust
Managed Assets Trust
Travelers Series Trust Portfolios:
  U.S. Government Securities
  Social Awareness Stock
  Utilities
Templeton Variable Products Series
  Funds:
  Templeton Bond
  Templeton Stock
  Templeton Asset Allocation
Fidelity VIP Portfolios:
  Fidelity's High Income
  Fidelity's Equity-Income
  Fidelity's Growth
Fidelity VIP II Portfolio:
  Fidelity's Asset Manager
Dreyfus Stock Index Fund
American Odyssey Funds:
  International Equity
  Emerging Opportunities
  Core Equity

                                       ONE      THREE      FIVE      TEN       ONE      THREE      FIVE      TEN
                                       YEAR     YEARS     YEARS     YEARS      YEAR     YEARS     YEARS     YEARS
------------------------------------------------------------------------------------------------------------------
  Long-Term Bond
  Intermediate-Term Bond
  Short-Term Bond
CHART Funds
Smith Barney/Travelers Series Fund,
  Inc. Portfolios:
  Smith Barney Income and Growth
  Alliance Growth
  Smith Barney International Equity
  Putnam Diversified Income
  Smith Barney Money Market
  Smith Barney High Income
  MFS Total Return

     * The Example reflects the $15 Semiannual Contract Fee as an annual charge of 0.XXX% of assets.

    ** The applicable sales charge may be waived upon annuitization. (See
       "Charges Under the Contract," page   .)

                                  INTRODUCTION
--------------------------------------------------------------------------------

This prospectus has been designed to provide a prospective purchaser with relevant information to make a decision on purchasing Contracts issued in conjunction with qualified pension and profit-sharing plans, tax deferred annuity plans (for public school teachers and employees and employees of certain other tax exempt and qualifying employers) and deferred compensation plans for state and local governments. This prospectus describes only the elements of the variable Contracts. The Contracts may contain a Fixed Account Option which is described in Appendix A to this prospectus. Please read the Glossary of Special Terms prior to reading this prospectus to become familiar with the terms being used.

                                 THE CONTRACTS
--------------------------------------------------------------------------------

GENERAL

The Contracts, issued on a group basis, are designed for use only with plans which qualify for special tax treatment under the Code, such as tax deferred annuity plans for public school teachers and employees and employees of certain other tax-exempt organizations; pension and profit-sharing plans; and deferred compensation plans for state and local governments.

Purchase Payments may be allocated to your choice of one or more Funding Options. Net Purchase Payments are applied to purchase Separate Account Accumulation Units of the appropriate Funding Option. The Accumulation Unit value will be determined as of the end of the Valuation Period during which the payments were received. The value of your investment during the Accumulation Period will vary in accordance with the net income and performance of each Funding Option's individual investments. While you will not receive any distributions from the Funding Options, any such distributions would be reflected in the value of that Funding Option's corresponding Accumulation Unit. During the Variable Annuity payout period, both your Annuity payments and reserve values will vary in accordance with these factors.

The Contracts may be issued on either an allocated or an unallocated basis. Both the allocated and unallocated contracts provide for fixed (General Account) and variable (Separate Account) accumulations and annuity payouts.

ALLOCATED CONTRACTS

A group allocated Contract will cover all present and future Participants under the Contract. A Participant under an allocated Contract may receive a certificate which evidences participation in the Contract.

UNALLOCATED CONTRACTS

An unallocated annuity Contract is designed for use with certain qualified pension and profit-sharing plans where the employer has secured the services of a TPA.

Unallocated Contracts will be issued to an employer, the trustee(s) or the custodian of an employer's pension or profit sharing plan. All Purchase Payments are allocated among the available Funding Options under the Contract, as directed by the Contract Owner. There are no individual allocations under the unallocated Contracts for individual participants in a Plan.

RIGHT TO RETURN

For Contracts in use with deferred compensation plans, tax-deferred annuity plans, and combined qualified plans/tax deferred annuity plans, you may return the Contract for a full refund of the Cash Value (including charges) within ten days after you receive it (the "free-look period"). Where state law requires a longer free look period, or the return of Purchase Payments, the Company will comply. The Contract Owner bears the investment risk during the free-look period; therefore, the Cash Value returned may be greater or less than your Purchase Payment. All Cash Values will be determined as of the next valuation following the Company's receipt of your written request for refund.

                           OPERATION OF THE CONTRACT
--------------------------------------------------------------------------------

CREDITING PURCHASE PAYMENTS

Purchase Payments are applied to purchase Accumulation Units of the selected Funding Options. With respect to an initial Purchase Payment, the Purchase Payment is credited to the applicable account within two business days of our receipt of a properly completed application or purchase order form and the initial Purchase Payment. If an application or any other information provided is incomplete when received, the Purchase Payment will be credited to the applicable account within five business days. If an initial Purchase Payment is not credited within five business days, it will be immediately returned unless you consent to our holding the Purchase Payment for a longer period.

Any subsequent payment is credited as of the Valuation Period in which it is received. For subsequent Purchase Payments, the number of Accumulation Units credited is determined by dividing the Purchase Payment by the appropriate Accumulation Unit value next computed following receipt of the payment in good order at our Home Office.

TRANSFERS OF CASH VALUE BETWEEN FUNDING OPTIONS

You may transfer Cash Values from one or more Funding Options to other Funding Options, subject to the terms and conditions of the Contract (and your Plan). If authorized by the Contract Owner, Participants under allocated Contracts may transfer all or any of their Cash Value from one Funding Option to another up to 30 days before the due date of the first Annuity Payment.

Cash Values may generally be transferred from the Funding Option(s) to the Fixed Account at any time. Cash Values previously transferred from the Fixed Account to the Funding Options may not be transferred back to the Fixed Account or any Competing Fund for a period of at least three months from the date of transfer. We reserve the right to limit the number of transfers and percentage of Cash Value to be transferred from the Fixed Account to the Funding Options and to Contracts not issued by us. The minimum limitation on the number of transfers would be one in any six-month period. Refer to Appendix A for more information regarding transfers to and from the Fixed Account.

DOLLAR COST AVERAGING (AUTOMATED TRANSFERS)

Dollar cost averaging permits the Contract Owner or Participant to transfer a fixed dollar amount to other Funding Options on a monthly or quarterly basis so that more Accumulation Units are purchased if the value per unit is low and less Accumulation Units are purchased if the value per unit is high. Therefore, a lower-than-average value per unit may be achieved over the long run.

You may elect automated transfers through written request or other method acceptable to the Company. Certain minimums apply to amounts transferred and/or to enroll in the program.

Certain restrictions apply for automated transfers from the Fixed Account that do not apply to automated transfers from any of the other Funding Options. You may establish automated transfers of Cash Values from the Fixed Account. (See Appendix A.)

You may start or stop participation in the Dollar Cost Averaging program at any time. In order to change any automated transfer instructions, you must notify the Company in writing at least 30 days in advance. Automated transfers are subject to all of the other provisions and terms of the Contract, including provisions relating to the transfer of Cash Value between Funding Options. The Company reserves the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

Before transferring any part of the Cash Value, Contract Owners should consider the risks involved in switching between Funding Options available under this Contract. Dollar cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

ASSET ALLOCATION ADVICE

Contract Owners may elect to enter into a separate advisory agreement with Copeland Financial Services, Inc. ("Copeland"), an affiliate of the Company. Copeland provides asset allocation advice under its CHART program, which is fully described in a separate disclosure statement. Under the CHART Program, Purchase Payments and Cash Values are allocated among the specified asset allocation funds. Copeland's charge for this advisory service is equal to a maximum of 1.50% of the assets subject to the CHART Program. The CHART Program fee will be paid by quarterly withdrawals from the Cash Values allocated to the asset allocation funds. The fee is in addition to the Contract charges described in "Charges Under the Contract." The Company will not treat these withdrawals as taxable distributions. The CHART Program may not be available in all marketing programs through which this Contract is sold.

TRANSFERS FROM FUNDING OPTIONS TO CONTRACTS NOT ISSUED BY US

You may transfer all or any part of Your Account's Cash Surrender Value, subject to the restrictions of the Fixed Account, if applicable, from any Funding Option to any contract not issued by us. Such transfers may be subject to a sales charge, as described in the Contract. If authorized by the Contract Owner, a Participant may transfer all or any part of the Individual Account's Cash Surrender Value from one Funding Option to any contract not issued by us, subject to the restrictions of the Fixed Account, if applicable.

TRANSFERS TO OR FROM OTHER CONTRACTS ISSUED BY US

Under specific conditions, we may allow you to transfer to this Contract the Contract Value of other group annuity contracts the Company has issued to you or to transfer amounts from this Contract to another Contract issued by us without applying a sales charge to the funds being transferred. Once the transfer is complete and we have established an account for you at your direction, a new sales charge may apply, as described in the new Contract.

TRANSFERS FROM CONTRACTS NOT ISSUED BY US

Under specific conditions, when authorized by state insurance law, we may credit a Plan up to 4% of the amount transferred to us from another investment vehicle as reimbursement to the Plan for any exit penalty assessed by the other investment vehicle provider. We will recover this credit through reduced compensation paid to the servicing agent or broker.

CONTRACT AND PARTICIPANT'S INDIVIDUAL ACCOUNT TERMINATION

Under the allocated Contracts, if the Cash Value in a Participant's Individual Account is less than the termination amount as stated in your Contract, we reserve the right to terminate that Account and move the Cash Value of that Participant's Individual Account to Your Account.

Any Cash Value to which a terminating Participant is not entitled under the Plan will be moved to Your Account at your direction.

You may discontinue this Contract by Written Request at any time for any reason. We reserve the right to discontinue this Contract if:

     (a) the Cash Value of the Contract is less than the termination amount, as defined in the Contract; or

     (b) we determine within our sole discretion and judgment that the Plan or administration of the Plan is not in conformity with applicable law; or

     (c)  we receive notice that is satisfactory to us of Plan termination.

If we discontinue this Contract or we receive your Written Request to discontinue the Contract, we will, in our sole discretion and judgment:

     (a)  accept no further payments for this Contract; and

     (b) pay you the Cash Surrender Value of the Funding Options within seven days of the date of our written notice to you, or distribute the Cash Surrender Value of each Participant's Individual Account as described in the Settlement Provisions section at your direction; and

     (c) pay you the Cash Surrender Value of the Fixed Account, if applicable, as described in the Fixed Account Appendix.

If the Contract is discontinued, we will distribute the Cash Surrender Value to you no later than 7 days following our mailing the written notice of discontinuance to you at the most current address available on our records. Discontinuance of the Contract will not affect payments we are making under Annuity options which began before the date of discontinuance.

ACCOUNT VALUE

During the Accumulation Period, the Account Value can be determined by multiplying the total number of Funding Option Accumulation Units credited to that account by the current Accumulation Unit value for the appropriate Funding Option and adding the sums for each Funding Option. There is no assurance that the value in any of the Funding Options will equal or exceed the Purchase Payments made to such Funding Options.

ACCUMULATION UNIT VALUE

The Accumulation Unit value for each Funding Option will vary to reflect its investment experience. Such value will be determined on each Valuation Date by multiplying the Accumulation Unit value of the particular Funding Option on the preceding Valuation Date by a net investment factor for that Funding Option for the Valuation Period then ended. The value of the Accumulation Unit for each Funding Option was initially established at $1.00 on the date that Purchase Payments were first allocated to that Funding Option. The net investment factor is described in the Statement of Additional Information.

You should refer to the Funding Option prospectuses which accompany this prospectus for a description of how the net assets of each Funding Option are valued since this valuation has a direct bearing on the Accumulation Unit value of the Funding Options and therefore the Cash Values.

                              PAYMENT OF BENEFITS
--------------------------------------------------------------------------------

DEATH BENEFITS UNDER AN ALLOCATED CONTRACT

The allocated Contract provides that, in the event the Participant dies before the selected Annuity Commencement Date or the Participant's age 75 (whichever occurs first), the death benefit payable will be the greater of (a) the Cash Value of the Participant's Individual Account or (b) the total Purchase Payments under that Participant's Individual Account, less any applicable premium tax and prior surrenders not previously deducted as of the date we receive Due Proof of Death.

If the Participant dies on or after age 75 and before the Annuity Commencement Date, we will pay the Beneficiary the Cash Value of the Participant's Individual Account, less any applicable Premium Tax as of the date we receive Due Proof of Death.

We must be notified of a Participant's death no later than six months after the Participant's date of death in order for the Beneficiary to receive the death proceeds as described. If notification is received more than six months after the Participant's death, the Beneficiary shall receive the Cash Value of the Participant's Individual Account as of the date we receive Due Proof of Death.

The death benefit may be taken by the beneficiary in one of three ways: 1) in a single sum, in which case payment will be made within seven days of our receipt of Due Proof of Death, unless subject to postponement as explained below; 2) applied to a nonlifetime Annuity option, in which case the proceeds must be distributed within five years of the Participant's date of death, or 3) applied to a lifetime Annuity.

An election to receive death benefits under a form of Annuity must be made within one year after the death. The election must be made by written notice to us at our Home Office. The Beneficiary may choose to have Annuity payments made on a variable basis, fixed basis, or a combination of the two.

No election to receive Annuity payments will become operative unless the amount placed under the Annuity Option is at least $2,000. The manner in which the Annuity payments are determined and in which they may vary from month to month are the same as applicable to a Participant's Individual Account after retirement.

There is no Death Benefit under unallocated Contracts.

ELECTION OF SETTLEMENT OPTIONS

Any amount distributed from the Contract may be applied to any one of the Annuity options described below.

Election of any of these options must be made by Written Request to our Home Office at least 30 days prior to the date such election is to become effective. The form of such Annuity option shall be determined by the Contract Owner. The following information must be provided with any such request:

     (a) the Participant's name, address, date of birth, social security number;

     (b) the amount to be distributed;

     (c)  the Annuity option which is to be purchased;

     (d)  the date the Annuity option payments are to begin;

     (e) if the form of the Annuity provides a death benefit in the event of the Participant's death, the name, relationship and address of the beneficiary as designated by you; and

     (f)  any other data that we may require.

The Beneficiary, as specified in item (e) above, may be changed by you or the Annuitant as long as we are notified by Written Request while the Annuitant is alive and before Annuity payments have begun. If the Beneficiary designation is irrevocable, such designation cannot be changed or revoked without the consent of the Beneficiary. After we receive the Written Request and the written consent of the Beneficiary (if required), the new Beneficiary designation will take effect as of the date the notice is signed. We have no further responsibility for any payment we made before the Written Request.

MINIMUM AMOUNTS

The minimum amount that can be placed under an Annuity option is $2,000 unless we consent to a lesser amount. If any periodic payments due are less than $100, we reserve the right to make payments at less frequent intervals.

MISSTATEMENT

If an Annuitant's sex or age was misstated, all benefits of this Contract are what the Cash Values would have purchased on the date of issue at the correct sex and age.

RETIRED LIFE CERTIFICATE

We will issue to each person to whom annuity benefits are being paid under this Contract a certificate setting forth a statement summarizing the benefits to which such person is entitled under this Contract.

ALLOCATION OF CASH SURRENDER VALUE DURING THE ANNUITY PERIOD

At the time an Annuity Option is elected, you also may elect to have the Participant's Cash Surrender Value applied to provide a Variable Annuity, a Fixed Annuity, or a combination of both.

If no election is made to the contrary, the Cash Surrender Value will provide an Annuity which varies with the investment experience of the corresponding Funding Option(s) at the time of election. You or the Participant, if you so authorize, may elect to transfer Cash Value from one Funding Option to another, as described in the provision "Transfers of Cash Value Between Funding Options," in order to reallocate the basis on which Annuity payments will be determined. Once Annuity payments have begun, no further transfers are allowed.

ANNUITY OPTIONS

OPTION 1:  LIFE ANNUITY/NO REFUND

A Life Annuity is an Annuity payable during the lifetime of the Annuitant and terminating with the last monthly payment preceding the death of the Annuitant.

OPTION 2:  LIFE ANNUITY WITH 120, 180 OR 240 MONTHLY PAYMENTS ASSURED

An Annuity payable monthly during the lifetime of an Annuitant with the provision that if, at the death of the Annuitant, payments have been made for less than 120, 180 or 240 months, as elected, then we will continue to make payments to the designated beneficiary during the remainder of the period.

OPTION 3:  LIFE ANNUITY -- CASH REFUND

Monthly Annuity Payments during the lifetime of the Annuitant, terminating with the last payment due before the Annuitant's death, provided that, at death, the Beneficiary will receive in one sum the current dollar value of the number of Annuity Units equal to (a) minus (b) (if that difference is positive) where: (a) is the total amount applied under the option divided by the Annuity Unit Value on the due date of the first Annuity payment, and (b) is the product of the number of the Annuity

Units represented by each payment and the number of payments made. (For a Fixed Annuity (a) is the Cash Value applied on the Annuity Commencement Date under this option, and (b) is the dollar amount of Annuity payments already paid.

OPTION 4:  JOINT AND LAST SURVIVOR LIFE ANNUITY

Monthly Annuity payments based upon the joint lifetime of two persons selected: payments made first to the Annuitant, and upon his/her death, paid to the survivor. No more payments will be made after the death of the survivor.

OPTION 5: JOINT AND LAST SURVIVOR ANNUITY -- ANNUITY REDUCED ON DEATH OF PRIMARY PAYEE

Monthly Annuity payments to the Annuitant during the joint lifetime of the two persons selected. One of the two persons will be designated as the primary payee. The other will be designated as the secondary payee. On the death of the secondary payee, if survived by the primary payee, we will continue to make monthly Annuity payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons.

On the death of the primary payee, if survived by the secondary payee, we will continue to make monthly Annuity payments to the secondary payee in an amount equal to 50% of the payments which would have been made during the lifetime of the primary payee. No further payments will be made following the death of the survivor.

OPTION 6:  FIXED PAYMENTS FOR A FIXED PERIOD OF 120, 180 OR 240 MONTHS

We will make monthly payments for the period selected. If at the death of the Annuitant, payments have been made for less than 120, 180, or 240 months, as elected, we will continue to make payments to the designated beneficiary during the remainder of the period.

OPTION 7:  OTHER ANNUITY OPTIONS

We will make other arrangements for Annuity payments as may be mutually agreed upon by you and us.

VARIABLE ANNUITY

AMOUNT OF FIRST PAYMENT

The Life Annuity Tables are used to determine the first monthly Annuity payment. They show the dollar amount of the first monthly Annuity payment which can be purchased with each $1,000 applied. The amount applied to an Annuity will be the Cash Surrender Value of a Participant's Individual Account as of 14 days before the date Annuity payments start. We reserve the right to require satisfactory proof of the age of any persons on whose life Annuity payments are based before making the first payment under any of these options.

ANNUITY UNIT VALUE

The initial value of an Annuity Unit of each Funding Option was set at $1.00. On any Valuation Date, the Annuity Unit Value for a Funding Option equals the Annuity Unit Value on the immediately preceding Valuation Date, multiplied by the net investment factor for that Funding Option for the Valuation Period just ended, divided by the Assumed Daily Net Investment Factor. The Assumed Daily Net Investment Factor is given in the Contract.

The value of an Annuity Unit as of any date other than a Valuation Date will be equal to its value as of the succeeding Valuation Date.

INITIAL PAYMENT AND NUMBER OF ANNUITY UNITS

We determine the number of Annuity Units credited to the Annuitant's Individual Account in each Funding Option by dividing the basic first monthly Annuity payment attributable to that Funding Option by the Funding Option's Annuity Unit Value as of 14 days before the due date of the first Annuity payment.

AMOUNT OF SUBSEQUENT PAYMENTS

The dollar amount of any subsequent payments made to an Annuitant after the first payment date may change from month to month based on the net investment results of the Funding Option(s). The total amount of each Annuity payment will be equal to the sum of the payments in each Funding Option allocated to that Annuitant's Individual Account.

The amount of the payments made to an Annuitant is determined by multiplying, for each Funding Option, the number of Annuity Units credited to that Annuitant by the Annuity Unit Value of the Funding Option as of the date 14 days prior to the date on which payment is due and by adding the sums.

FIXED ANNUITY

A Fixed Annuity provides for payments which do not vary during the Annuity Period. The dollar amount remains constant throughout the payment period. The dollar amount of the first Fixed Annuity payment will be calculated as described under "Amount of First Payment." All subsequent payments will be in the same amount. If it would provide a larger payment, the first Fixed Annuity Payment will be determined using the Life Annuity Tables in effect on the Maturity Date.

                           CHARGES UNDER THE CONTRACT
--------------------------------------------------------------------------------

SALES LOADS

Purchase are not subject to a front-end sales load. However, upon redemption, the Company will charge a surrender charge or a contingent deferred sales charge, as negotiated. The maximum contingent deferred sales charge is 5% of each Purchase Payment for a period of five years from the date the Purchase Payment was made. The maximum surrender charge is 5% of the amount surrendered in the first two Contract Years, up to 4% in years three and four; up to 3% in years five and six, up to 2% in years seven and eight and 0% beginning in the ninth year. Any applicable sales charge will not exceed the aggregate amount of the Purchase Payments made.

For deferred sales charge options, surrenders will be taken from Purchase Payments in the order they were received by us and then on any earnings. Surrender charges are calculated as a percentage of the Cash Value being surrendered.

The sales charges can be changed if the Company anticipates it will incur decreased sales-related expenses due to the nature of the Plan to which the Contract is issued or the involvement of TPAs. When considering a change in the sales charges, the Company will take into account:

     (a) the expected level of initial agent or the Company involvement during the establishment and maintenance of the Contract including the amount of enrollment activity required, and the amount of service required by the Contract Owner in support of the Plan; and

     (b) Contract Owner, agent or TPA involvement in conducting ongoing enrollment of subsequently eligible Participants; and

     (c) the expected level of commission the Company may pay to an agent or the TPA for distribution expenses; and

     (d) Any other factors which the Company anticipates will increase or decrease the sales-related expenses associated with the sale of the Contract in connection with the Plan.

We will monitor the deductions applicable to each account for the total sales charges to ensure they will never exceed 8.5% of the total Purchase Payments actually made to that account.

The surrender charge will not be assessed for withdrawals made under the following circumstances: retirement, separation from service, loans (if available in your Plan), hardship (as defined by the Code), death, disability as defined in Code section 72(m)(7), return of Excess Plan Contributions, minimum required distributions at age 70 1/2, transfers to an Employer Stock Fund, certain Plan expenses as mutually agreed upon and annuitization under this Contract to another contract issued by us.

For unallocated Contracts, we make the deductions described above pursuant to terms of the various agreements among the custodian, the principal underwriter, and us. Contract distribution expenses may exceed the deduction for sales expenses described above. To the extent that they do, they will be borne by the Company.

FREE WITHDRAWAL ALLOWANCE. For Contracts in use with deferred compensation plans, the tax deferred annuity plans and combined qualified plans/tax-deferred annuity plans, there is a 10% free withdrawal allowance available each year after the first Contract Year. The available withdrawal amount will be calculated as of the first Valuation Date of any given Contract Year. The free withdrawal allowance applies to partial surrenders of any amount and to full surrenders, except those full surrenders transferred directly to annuity contracts issued by other financial institutions.

MORTALITY AND EXPENSE RISK CHARGE

A mortality and expense risk charge is deducted on each Valuation Date from amounts held in the Separate Account. This charge is equivalent, on an annual basis, to a maximum of 1.20% of the amounts allocated to each Funding Option. The mortality risk portion compensates the Company for guaranteeing to provide Annuity Payments according to the terms of the Contract regardless of how long the Annuitant lives and for guaranteeing to provide the death benefit if a Participant dies prior to the Annuity Commencement Date. The expense risk charge compensates the Company for the risk that the charges under the Contract, which cannot be increased during the duration of the Contract, will be insufficient to cover actual costs.

If the amount deducted for mortality and expense risks is not sufficient to cover the mortality costs and expense shortfalls, the loss is borne by the Company. If the deduction is more than sufficient, the excess will be a profit to the Company. The Company expects to make a profit from the mortality and expense risk charge.

The mortality and expense risk charge is subject to negotiation. In determining the level of the mortality and expense risk charge, the Company will consider the size of the Plan, the number of employees, Plan Participants, the demographics of the Participants, which may reduce mortality and expenses of the Plan, and any other factors which the Company considers relevant.

Although variable Annuity payments made under the Contracts will vary in accordance with the investment performance of each Funding Option's investment portfolio, payments will not be affected by: (a) the Company's actual mortality experience among Annuitants after retirement, or (b) the Company's actual expenses, if greater than the deductions provided for in the Contracts because of the expense and mortality undertakings by the Company.

FUNDING OPTION CHARGES

There are certain deductions from and expenses paid out of the assets of each Funding Option. These are described in the applicable prospectus for each Funding Option.

ADMINISTRATIVE CHARGES

The following administrative charges apply only to allocated Contracts. One charge or the other, or both, may apply as described in your Contract.

SEMIANNUAL CONTRACT ADMINISTRATIVE FEE. A semiannual contract administrative fee of up to $15 may be deducted from the value of each Participant's Individual Account. This fee is assessed only during the Accumulation Period.

ADMINISTRATIVE EXPENSE. This charge is deducted on each Valuation Date from the variable Funding Options in order to compensate the Company for certain administrative and operating expenses of the Funding Options. The charge is equivalent, on an annual basis, to a maximum of 0.10% of the daily net asset value of each Funding Options. This charge is assessed during the Accumulation and Annuity Periods from each Participant's Individual Account.

Neither the semiannual contract administrative fee nor the administrative expense charge can be increased. The charges are set at a level which does not exceed the average expected cost of the administrative services to be provided while the Contract is in force, and the Company does not expect to profit from these charges.

As discussed below, the level of the semiannual contract administrative fee and of the administrative expense charge is subject to negotiation. In determining the level of any such charge or fee, we consider certain factors including, but not limited to, the following:

     (a) The size and characteristics of the Contract and the group to which it is issued including: the annual amount of Purchase Payments per Participant, the expected turnover of employees, whether the Contract Owner will remit Purchase Payment allocations electronically, and any other factors pertaining to the characteristics of the group or the Plan which may enable the Company to reduce the expense of administration.

     (b) Determination of the Company's anticipated expenses in administering the Contract, such as: billing for Purchase Payments, producing periodic reports, providing for the direct payment of Contract charges rather than having them deducted from Contract values, and any other factors pertaining to the level and expense of administrative services which will be provided under the Contract.

     (c) TPA and/or agent involvement.

PREMIUM TAX DEDUCTIONS

Certain states or municipalities impose a premium tax, ranging up to 5.0%. A premium tax is made, if applicable, on Purchase Payments or contract values. On any Contract subject to a premium tax, the tax will be deducted, as provided under applicable law, either from Purchase Payments when received or from the amount applied to effect an Annuity at the time Annuity payments commence. We reserve the right to deduct from the Contract Account Value the premium tax whenever we determine that such tax is due.

TPA ADMINISTRATIVE CHARGES

The Company may be directed by the Contract Owner to deduct charges from Purchase Payments or account values for payment to the Contract Owner and/or the TPA. These charges are not levied by the Contract. Such charges may include maintenance fees and transaction fees.

                       THE COMPANY, THE SEPARATE ACCOUNT
                            AND THE FUNDING OPTIONS
--------------------------------------------------------------------------------

THE COMPANY

The Travelers Life and Annuity Company is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in a majority of the states of the United States, and intends to seek licensure in the remaining states, except New York. The Company is an indirect wholly owned subsidiary of Travelers Group Inc., a financial services holding company. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.

THE SEPARATE ACCOUNT

The Separate Account was established on February 19, 1996, in accordance with authorization by the Board of Directors of the Company. It is the Separate Account in which the Company sets aside and invests the assets attributable to the Contracts sold under this prospectus. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940. This registration does not, however, involve Securities and Exchange Commission supervision of the management or the investment practices or policies of the Separate Account or the Company.

Under Connecticut law, the assets of the Separate Account attributable to the Contracts offered under this prospectus are held for the benefit of the owners of, and the persons entitled to payments under, those Contracts. The assets in the Separate Account are not chargeable with liabilities arising out of any other business the Company may conduct. Therefore, the Account Value of the Separate Account will not be affected by the rate of return of the Company's General Account, nor by the investment performance of any of the Company's other separate accounts.

The Company does not guarantee the investment results of the Separate Account or the Funding Options. There is no assurance that the Account Value on the Annuity Commencement Date or the aggregate amount of the Variable Annuity payments will equal the sum of Purchase Payments made under the Contract. Since each Funding Option has different investment objectives, each is subject to different risks. These risks are more fully described in the prospectuses for the Funding Options which must accompany this prospectus. You should read them carefully before investing. Additional copies of the prospectuses may be requested from your sales representative or from the Home Office.

The Company reserves the right, subject to compliance with the law, to substitute the shares of any other registered investment company for the shares of any Funding Option held by the Separate Account. Substitution may occur if shares of the Funding Option(s) become unavailable or due to changes in applicable law or interpretations of law. Current law requires approval of the Securities and Exchange Commission and notification to you of any such substitution. The Company also reserves the right, subject to compliance with the law to offer additional Funding Options.

THE FUNDING OPTIONS:

MANAGED ASSETS TRUST. The objective of the Managed Assets Trust is high total investment return through a fully managed investment policy. Assets of the Managed Assets Trust will be invested in a portfolio of equity, debt and convertible securities.

HIGH YIELD BOND TRUST.* The objective of the High Yield Bond Trust is generous income. The assets of the High Yield Bond Trust will be invested in bonds which, as a class, sell at discounts from par value and are typically high risk securities. Please read carefully the complete risk disclosure in the Trust's prospectus before investing.

CAPITAL APPRECIATION FUND. The objective of the Capital Appreciation Fund is growth of capital through the use of common stocks. Income is not an objective. The Fund invests principally in common stocks of small to large companies which are expected to experience wide fluctuations in price in both rising and declining markets.

DREYFUS STOCK INDEX FUND. The objective of the Dreyfus Stock Index Fund is to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

AMERICAN ODYSSEY FUNDS, INC.

AMERICAN ODYSSEY CORE EQUITY FUND. The objective of the Core Equity Fund is to seek maximum long-term total return by investing primarily in common stocks of well-established companies.

AMERICAN ODYSSEY EMERGING OPPORTUNITIES FUND. The objective of the Emerging Opportunities Fund is to seek maximum long-term total return by investing primarily in common stocks of small, rapidly growing companies.

AMERICAN ODYSSEY INTERNATIONAL EQUITY FUND. The objective of the International Equity Fund is to seek maximum long-term total return by investing primarily in common stocks of established non-U.S. companies.

AMERICAN ODYSSEY LONG-TERM BOND FUND.* The objective of the Long-Term Bond Fund is to seek maximum long-term total return by investing primarily in long-term corporate debt securities, U.S. government securities, mortgage-related securities, and asset-backed securities, as well as money market instruments.

AMERICAN ODYSSEY INTERMEDIATE-TERM BOND FUND.* The objective of the Intermediate-Term Bond Fund is to seek maximum long-term total return by investing primarily in intermediate-term corporate debt securities, U.S. government securities, mortgage-related securities and asset-backed securities, as well as money market instruments.

AMERICAN ODYSSEY SHORT-TERM BOND FUND.* The objective of the Short-Term Bond Fund is to seek maximum long-term total return by investing primarily in investment-grade, short-term debt securities.

TRAVELERS SERIES TRUST

U.S. GOVERNMENT SECURITIES PORTFOLIO.* The objective of the U.S. Government Securities Portfolio is the selection of investments from the point of view of an investor concerned primarily with highest credit quality, current income and total return. The assets of the U.S. Government Securities Portfolio will be invested in direct obligations of the United States, its agencies and instrumentalities.

SOCIAL AWARENESS STOCK PORTFOLIO. The investment objective of the Social Awareness Stock Portfolio is long-term capital appreciation and retention of net investment income. The Portfolio seeks to fulfill this objective by selecting investments, primarily common stocks, which meet the social criteria established for the Portfolio. Social criteria currently excludes companies that derive a significant portion of their revenues from the production of tobacco, tobacco products, alcohol, or military defense systems, or in the provision of military defense related services or gambling services.

UTILITIES PORTFOLIO. The objective of the Utilities Portfolio is to provide current income by investing in equity and debt securities of companies in the utility industries.

TEMPLETON VARIABLE PRODUCTS SERIES

TEMPLETON BOND FUND.* The objective of the Templeton Bond Fund is high current income through a flexible policy of investing primarily in debt securities of companies, governments and government agencies of various nations throughout the world.

TEMPLETON STOCK FUND. The objective of the Templeton Stock Fund is capital growth through a policy of investing primarily in common stocks issued by companies, large and small, in various nations throughout the world.

TEMPLETON ASSET ALLOCATION FUND.** The objective of the Templeton Asset Allocation Fund is a high level of total return with reduced risk over the long term through a flexible policy of investing in stocks of companies in any nation and debt obligations of companies and governments of any nation. Changes in the asset mix will be adjusted in an attempt to capitalize on total return potential produced by changing economic conditions throughout the world.

FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND

FIDELITY'S HIGH INCOME PORTFOLIO.* The objective of the High Income Portfolio is to seek to obtain a high level of current income by investing primarily in high yielding, lower-rated, fixed-income securities, while also considering growth of capital. Please read carefully the complete risk disclosure in the Portfolio's prospectus before investing.

FIDELITY'S GROWTH PORTFOLIO. The objective of the Growth Portfolio is to seek capital appreciation. The Portfolio normally purchases common stocks of well-known, established companies, and small emerging growth companies, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

FIDELITY'S EQUITY-INCOME PORTFOLIO. The objective of the Equity-Income Portfolio is to seek reasonable income by investing primarily in income-producing equity securities; in choosing these securities, the portfolio manager will also consider the potential for capital appreciation.

FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND II

FIDELITY'S ASSET MANAGER PORTFOLIO.** The objective of the Asset Manager Portfolio is to seek high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term fixed-income instruments.

SMITH BARNEY/TRAVELERS SERIES FUND, INC.

SMITH BARNEY INCOME AND GROWTH PORTFOLIO. The objective of the Income and Growth Portfolio is current income and long-term growth of income and capital by investing primarily, but not exclusively, in common stocks.

ALLIANCE GROWTH PORTFOLIO. The objective of the Growth Portfolio is long-term growth of capital by investing predominantly in equity securities of companies with a favorable outlook for earnings and whose rate of growth is expected to exceed that of the U.S. economy over time. Current income is only an incidental consideration.

SMITH BARNEY INTERNATIONAL EQUITY PORTFOLIO. The objective of the International Equity Portfolio is total return on assets from growth of capital and income by investing at least 65% of its assets in a diversified portfolio of equity securities of established non-U.S. issuers.

PUTNAM DIVERSIFIED INCOME PORTFOLIO.** The objective of the Diversified Income Portfolio is to seek high current income consistent with preservation of capital. The Portfolio will allocate its investments among the U.S. Government Sector, the High Yield Sector, and the International Sector of the fixed income securities markets.

SMITH BARNEY HIGH INCOME PORTFOLIO.* The investment objective of the High Income Portfolio is high current income. Capital appreciation is a secondary objective. The Portfolio will invest at least 65% of its assets in high-yielding corporate debt obligations and preferred stock.

MFS TOTAL RETURN PORTFOLIO.** The Total Return Portfolio's objective is to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Generally, at least 40% of the Portfolio's assets will be invested in equity securities.

SMITH BARNEY MONEY MARKET PORTFOLIO.* The Money Market Portfolio's objective is maximum current income and preservation of capital by investing in high quality, short-term money market instruments. An investment in this fund is neither insured nor guaranteed by the U.S. Government.

* The Funding Options marked with an asterisk (*) are considered Competing Funds, and are subject to transfer restrictions as described in the Fixed Account Appendix on page ___. Those marked with two asterisks (**) are not currently considered Competing Funds, but may be so in the future because of an allowable change in the Funding Option's investment strategy.

An asset allocation program is available for certain Funding Options under the
Contract. See "Asset Allocation Advice" on page      .

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the Funding Options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Funding Options do not currently foresee any such disadvantages either to variable annuity Contract Owners or variable life insurance policyowners, each Funding Option's Board of Directors intends to monitor events in order to identify any material conflicts between such Contract Owners and policyowners and to determine what action, if any, should be taken in response thereto. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity Contract Owners would not bear any expenses attendant to the establishment of such separate funds, but variable annuity Contract Owners and variable life insurance policyowners would no longer have the economies of scale resulting from a larger combined fund.

The Company reserves the right, subject to compliance with the law, to substitute the shares of any other registered investment company for the shares of any Funding Option held by the Separate Account. Substitution may occur if shares of the Funding Option(s) become unavailable or due to changes in applicable law or interpretations of law. Current law requires notification to you of any such substitution and approval of the Securities and Exchange Commission. The Company also reserves the right, subject to compliance with the law to offer additional Funding Options.

INVESTMENT ADVISERS

The Funding Options receive investment management and advisory services from the following investment professionals:

------------------------------------------------------------------------------------------------------------------
INVESTMENT ALTERNATIVE                     INVESTMENT ADVISER                     SUB-ADVISER
------------------------------------------------------------------------------------------------------------------
Capital Appreciation Fund...............   The Travelers Investment Management    Janus Capital Corporation
                                           Company (TIMCO)
High Yield Bond Trust...................   Travelers Asset Management
                                           International Corporation (TAMIC)
Managed Assets Trust....................   TAMIC                                  TIMCO
U.S. Government Securities Portfolio....   TAMIC
Social Awareness Stock Portfolio........   Smith Barney Mutual Funds Management
                                           Inc.

  ------------------------------------------------------------------------------------------------------------------
INVESTMENT ALTERNATIVE                     INVESTMENT ADVISER                     SUB-ADVISER
------------------------------------------------------------------------------------------------------------------
Utilities Portfolio.....................   Smith Barney Mutual Funds Management
                                           Inc.
Templeton Stock Fund....................   Templeton Investment Counsel, Inc.
Templeton Asset Allocation Fund.........   Templeton Investment Counsel, Inc.
Templeton Bond Fund.....................   Templeton Global Bond Managers
Fidelity's High Income Portfolio........   Fidelity Management & Research
                                           Company
Fidelity's Equity-Income Portfolio......   Fidelity Management & Research
                                           Company
Fidelity's Growth Portfolio.............   Fidelity Management & Research
                                           Company
Fidelity's Asset Manager Portfolio
  Equity Fund...........................   Fidelity Management & Research
                                           Company
Dreyfus Stock Index Fund................   Wells Fargo Nikko Investment
                                           Advisors
American Odyssey International..........   American Odyssey Funds Management,     Bank of Ireland Asset Management
                                           Inc.                                   (U.S.) Limited
American Odyssey Emerging Opportunities
  Fund..................................   American Odyssey Funds Management,     Wilke/Thompson Capital Management,
                                           Inc.                                   Inc.
American Odyssey Core Equity Fund.......   American Odyssey Funds Management,     Equinox Capital Management, Inc.
                                           Inc.
American Odyssey Long-Term Bond Fund....   American Odyssey Funds Management,     Western Asset Management Company and
                                           Inc.                                   WLO Global Management
American Odyssey Intermediate-Term Bond
  Fund..................................   American Odyssey Funds Management,     TAMIC
                                           Inc.
American Odyssey Short-Term Bond Fund...   American Odyssey Funds Management,     Smith Graham & Co. Asset Managers,
                                           Inc.                                   L.P.
Smith Barney Income and Growth
  Portfolio.............................   Smith Barney Mutual Funds
                                           Management, Inc.
Alliance Growth Portfolio...............   Smith Barney Mutual Funds              Alliance Capital Management L.P
                                           Management, Inc.
Smith Barney International Equity
  Portfolio.............................   Smith Barney Mutual Funds
                                           Management, Inc.
Putnam Diversified Income Portfolio.....   Smith Barney Mutual Funds              Putnam Investment Management, Inc.
                                           Management, Inc.
Smith Barney High Income Portfolio......   Smith Barney Mutual Funds
                                           Management, Inc.
MFS Total Return Portfolio..............   Smith Barney Mutual Funds              Massachusetts Financial Services
                                           Management, Inc.                       Company
Smith Barney Money Market Portfolio.....   Smith Barney Mutual Funds
                                           Management, Inc.

                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

GENERAL

The Company is taxed as a life insurance company under Subchapter L of the Internal Revenue Code (the "Code"). The Separate Accounts that form the investment alternatives described herein are treated as part of the total operations of the Company and are not taxed separately. Investment income and gains of a Separate Account that are credited to a variable annuity contract incur no current federal income tax. Generally, amounts credited to a contract are not taxable until received by the Contract Owner, participant or beneficiary, either in the form of Annuity Payments or other distributions. Tax consequences and limits are described further below for each annuity program.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contract. In those circumstances, income and gains from the separate account assets would be includable in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The U.S. Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Contract Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Sub-Accounts without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that the owners were not owners of separate account assets. For example, a Contract Owner or Participant of this Contract has additional flexibility in allocating payments and cash values. These differences could result in the Contract Owner being treated as the owner of the assets of Separate Account QP II. In addition, the Company does not know what standard will be set forth in the regulations or rulings which the Treasury is expected to issue, nor does the Company know if such guidance will be issued. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent the Contract Owner from being considered the owner of a pro rata share of the assets of Separate Account QP II.

The remaining tax discussion assumes that the Contract qualifies as an annuity contract for federal income tax purposes.

SECTION 403(b) PLANS AND ARRANGEMENTS

Purchase Payments for tax-deferred annuity contracts may be made by an employer for employees under annuity plans adopted by public educational organizations and certain organizations which are tax exempt under Section 501(c)(3) of the Code. Within statutory limits, these payments are not currently includable in the gross income of the participants. Increases in the value of the Contract attributable to these Purchase Payments are similarly not subject to current taxation. The income in the Contract is taxable as ordinary income whenever distributed.

An additional tax of 10% will apply to any taxable distribution received by the participant before the age of 59 1/2, except when due to death, disability, or as part of a series of payments for life or life expectancy, or made after the age of 55 with separation from service. There are other statutory exceptions.

Amounts attributable to salary reductions and income thereon may not be withdrawn prior to attaining the age of 59 1/2, separation from service, death, total and permanent disability, or in the case of hardship as defined by federal tax law and regulations. Hardship withdrawals are available only to the extent of the salary reduction contributions and not from the income attributable to such contributions. These restrictions do not apply to assets held generally as of December 31, 1988.

Distribution must begin by April 1st of the calendar year following the calendar year in which the participant attains the age of 70 1/2. Certain other mandatory distribution rules apply at the death of the participant.

Eligible rollover distributions, including most partial or full redemptions or "term-for-years" distributions of less than 10 years, are eligible for direct rollover to another 403(b) contract or to an Individual Retirement Arrangement
(IRA) without federal income tax withholding.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Under a qualified pension or profit-sharing trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code, Purchase Payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a Participant or beneficiary.

Distributions in the form of Annuity or Income Payments are taxable to the Participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Payments under Income Option 3 are taxable in full. Certain lump-sum distributions described in
Section 402 of the Code may be eligible for special ten-year forward averaging treatment for individuals born before January 1, 1936. All individuals may be eligible for favorable five-year forward averaging of lump-sum distributions. Certain eligible rollover distributions including most partial and full surrenders or term-for-years distributions of less than ten years are eligible for direct rollover to an eligible retirement plan or to an IRA without federal income tax withholding.

An additional tax of 10% will apply to any taxable distribution received by the Participant before the age of 59 1/2, except by reason of death, disability or as part of a series of payments for life or life expectancy, or at early retirement at or after the age of 55. There are other statutory exceptions.

Amounts attributable to salary reductions and income thereon may not be withdrawn prior to attaining the age of 59 1/2, separation from service, death, total and permanent disability, or in the case of hardship as defined by federal tax law and regulations. Hardship withdrawals are available only to the extent of the salary reduction contributions and not from the income attributable to such contributions. These restrictions do not apply to assets held generally as of December 31, 1988.

Distribution must begin by April 1st of the calendar year following the calendar year in which the participant attains the age of 70 1/2. Certain other mandatory distribution rules apply at the death of the Participant.

SECTION 457 PLANS

Section 457 of the Code allows employees and independent contractors of state and local governments and tax-exempt organizations to defer a portion of their salaries or compensation to retirement years without paying current income tax on either the deferrals or the earnings on the deferrals.

The Owner of contracts issued under Section 457 plans is the employer or a contractor of the Participant and amounts may not be made available to Participants (or beneficiaries) until separation from service, retirement or death or an unforeseeable emergency as determined by Treasury Regulations. The proceeds of Annuity contracts purchased by Section 457 plans are subject to the claims of general creditors of the employer or contractor.

Distributions must begin generally by April 1st of the calendar year following the calendar year in which the Participant attains the age of 70 1/2. Certain other mandatory distribution rules apply upon the death of the Participant.

All distributions from plans that meet the requirements of Section 457 of the Code are taxable as ordinary income in the year paid or made available to the Participant or beneficiary.

THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974

Under the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, certain special provisions may apply to the contract if the Owner of a Section 403(b) plan contract or certain other tax-benefited contracts requests that the contract be issued to conform to ERISA or if the Company has notice that the contract was issued pursuant to a plan that is subject to ERISA.

ERISA requires that certain Annuity Options, withdrawals or other payments and any application for a loan secured by the contract may not be made until the Participant has filed a Qualified Election with the plan administrator. Under certain plans, ERISA also requires that a designation of a beneficiary other than the Participant's spouse be invalid unless the Participant has filed a Qualified Election.

A Qualified Election must include either the written consent of the Participant's spouse, notarized or witnessed by an authorized plan representative, or the Participant's certification that there is no spouse or that the spouse cannot be located.

The Company intends to administer all contracts to which ERISA applies in a manner consistent with the direction of the plan administrator regarding the provisions of the plan, in accordance with applicable law. Because these requirements differ according to the plan, a person contemplating the purchase of an annuity contract should consider the provisions of the plan.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding, generally pursuant to Section 3405 of the Code. The application of this provision is summarized below.

     1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(b) PLANS OR ARRANGEMENTS OR FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS

       Plan distributions that are eligible for rollover to an IRA or to another retirement plan but are not directly rolled over are subject to a mandatory 20% federal tax withholding. A distribution made directly to a participant or beneficiary may avoid this result if:

        (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

        (b) a complete term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

        (c) a minimum required distribution as defined under the tax law is taken upon the attainment of the age of 70 1/2 or as otherwise required by law.

        A distribution including a rollover that is not a direct rollover will require the 20% withholding, and a 10% additional tax penalty (for premature withdrawal) may apply to any amount not actually rolled over due to 20% withholding. The 20% withholding may be recovered when the Participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the Participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

     2. OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

        For any payment not subject to mandatory 20% withholding as described in 1 above, the portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding, to the extent such aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If an election out is not provided, 10% of the taxable distribution will automatically be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

     3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

        The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January 1, 1994, a recipient receiving periodic payments (e.g., monthly or annual payments under an Annuity Option) which total $13,700 or less per year, will generally be exempt from the withholding requirements.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are insufficient.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, United States citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are not permitted to elect out of withholding.

TAX ADVICE

Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by an Owner, participant or beneficiary who may make elections under a contract. The foregoing description of the federal income tax consequences under these contracts is not exhaustive and that special rules are provided with respect to situations not discussed here. It should be understood that if a tax-benefited plan loses its exempt status, employees could lose some of the tax benefits described. For further information about federal and any state taxes, a qualified tax adviser should be consulted.

                                 MISCELLANEOUS
--------------------------------------------------------------------------------

VOTING RIGHTS

The Company shall notify the Contract Owner of any Funding Option shareholders' meeting if the shares held for the Contract Owner's accounts may be voted at such meetings. The Company shall also send proxy materials and a form of instruction by means of which the Contract Owner can instruct the Company with respect to the voting of the Funding Option shares held for the Contract Owner's account. In connection with the voting of Funding Option shares held by it, the Company shall arrange for the handling and tallying of proxies received from Contract Owners. The Company as such, shall have no right, except as hereinafter provided, to vote any Fund Option shares held by it thereunder which may be registered in its name or the names of its nominees. The Company will, however, vote the Funding Option shares held by it in accordance with the instructions received from the Contract Owners for whose accounts the Funding Option shares are held. If a Contract Owner desires to attend any meeting at which shares held for the Contract Owner's benefit may be voted, the Contract Owner may request the Company to furnish a proxy or otherwise arrange for the exercise of voting rights with respect to the Funding Option shares held for such Contract Owner's account. In the event that the Contract Owner gives no instructions or leaves the manner of voting discretionary, the Company will vote such shares of the appropriate Funding Option, including any of its own shares, in the same proportion as shares of that Fund Option for which instructions have been received.

A Contract Owner or Participant, as appropriate, is entitled to one full or fractional vote for each full or fractional Accumulation or Annuity Unit owned. The Contract Owner has voting rights throughout the life of the Contract. Vested Participants have voting rights for as long as participation in the Contract continues. Voting rights attach only to Separate Account interests.

During the Annuity period under a Contract the number of votes will decrease as the assets held to fund Annuity benefits decrease.

DISTRIBUTION OF THE CONTRACTS

Tower Square Securities, Inc. ("Tower Square") serves as Principal Underwriter for the securities issued with respect to the Separate Account. The Company is the custodian of the Separate Account's assets. It is currently anticipated that an affiliated broker-dealer may become the principal underwriter for the Contracts during late 1996 or early 1997.

The Contracts will be sold by salespersons of Tower Square who represent the Company as insurance and variable annuity agents and who are registered representatives or Broker-Dealers who have entered into distribution agreements with Tower Square. The compensation paid to sales representatives will not exceed 6.25% of payments made under the Contracts. Tower Square is registered with the Commission under the Securities Exchange Act of 1934, as amended, as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc. Tower Square is an indirect wholly owned subsidiary of Travelers Group Inc.

POSTPONEMENT OF PAYMENT (THE "EMERGENCY PROCEDURE")

Payment of any benefit or values may be postponed: (1) when the New York Stock Exchange is closed; (2) when trading on the New York Stock Exchange is restricted; (3) when an emergency exists as determined by the Commission so that disposal of the securities held in the Funding Options is not reasonably practicable or it is not reasonably practicable to determine the value of the Funding Option's net assets; or (4) during any other period when the Commission, by order, so permits for the protection of contract holders. Any provision of the Contract which specifies a Valuation Date will be superseded by this Emergency Procedure.

CONTRACT MODIFICATION

The Company reserves the right to modify the Contract to keep it qualified under all related law and regulations which are in effect during the term of this Contract. We will obtain the approval of any regulatory authority needed for the modifications.

LEGAL PROCEEDINGS

The Company's Counsel with respect to federal laws and regulations applicable to the issue and sale of the Contracts and with respect to Connecticut law is Kathleen A. McGah, Esquire, Counsel and Assistant Secretary of The Travelers Life and Annuity Company. She has passed on all legal matters affecting the Separate Account. Currently, there are no material legal proceedings affecting the Separate Account.

                         APPENDIX A: THE FIXED ACCOUNT
--------------------------------------------------------------------------------

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and, if a Fixed Annuity option is elected, guarantees a specified periodic payment. The investment gain or loss of any of the Funding Options does not affect the Fixed Account portion of the Contract Owner's Cash Value, or the dollar amount of fixed annuity payments made under any payout option.

Interest will be compounded and credited to the Fixed Account at a daily rate equivalent to the effective annual interest rate as determined by the Company. The net interest rate will never be less than 3%. Any interest credited to amounts allocated to the Fixed Account in excess of 3% per year will be determined at our sole discretion.

The Company guarantees that, at any time, the Fixed Account Cash Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described above, less any applicable premium taxes or prior surrenders. If the Contract Owner takes a surrender, the amount available from the Fixed Account will be reduced by any applicable surrender charge as described under "Charges under the Contract" in this prospectus.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's General Account which supports insurance and Annuity obligations. Neither the General Account nor any interest therein is registered under, nor subject to the provisions of the Securities Act of 1933 or 1940 Act. The Company will invest the assets of the Fixed Account at its discretion. Investment income from such Fixed Account assets will be allocated to the Company and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to the Company includes compensation for mortality and expense risks borne by the Company in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in the sole discretion of the Company at such rate or rates as the Company prospectively declares from time to time.

TRANSFERS

Transfers from the Fixed Account, either to the Funding Options or to Contracts not issued by us, may not exceed 20% per Contract Year of the Cash Value in the Fixed Account valued on each such anniversary. No transfers will be allowed between the Fixed Account and any Competing Fund in the Plan. Amounts previously transferred from the Fixed Account to the Funding Options may not be transferred back to the Fixed Account for a period of at least three months from the date of transfer. The Company reserves the right to modify the amount available for transfer from the Fixed Account or to waive these restrictions in its discretion and/or to limit the number of transfers to be transferred from the Fixed Account to the Funding Options to not more than one in any six month period.

Automated transfers from the Fixed Account to any of the Funding Options may begin at any time. Such dollar cost averaging cannot deplete the Fixed Account balance in less than 12 months.

DISTRIBUTIONS

As allowed under the Contract and the Plan, you may request distributions from the Fixed Account at any time. Upon receipt of your Written Request, we will pay you the applicable Fixed Account Cash Surrender Value.

Distributions from the Fixed Account are processed on a last-in, first-out basis
(LIFO). The Cash Surrender Value will be determined as of the next valuation date following receipt of your Written Request. We reserve the right to defer payment of Fixed Account values for up to six months from the date of the Written Request. If a payment is deferred for more than 30 days from the date the request is received, we will pay a minimum interest rate of 3% on the amount deferred.

CONTRACT DISCONTINUANCE PROVISION

If the Contract is discontinued, no further Purchase Payments or transfers or benefit payments will be allowed. On the date we receive your Written Request to discontinue the Contract or within 31 days after we notify you in writing of our intent to discontinue the Contract, all Cash Values in the Individual Accounts will be transferred to Your Account. Any amounts transferred from the Fixed Account to the Funding Options during the previous 30 days from the date of discontinuance will be transferred back to the Fixed Account. If these amounts are not available in the Individual Accounts, the equivalent Cash Values will be transferred from Your Account.

The Fixed Account value payable upon Contract discontinuance, and the method of payment are described in your Contract.

                                   APPENDIX B
-------------------------------------------------------------------------------

                CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and the Company. A list of the contents of the Statement of Additional Information is set forth below:

     The Insurance Company
     Principal Underwriter
     Distribution and Management Agreement
     Valuation of Assets
     Performance Information
     Independent Accountants
     Financial Statements

-------------------------------------------------------------------------------

COPIES OF THE STATEMENT OF ADDITIONAL INFORMATION DATED             , 1996 (FORM
NO. L 12549S) ARE AVAILABLE WITHOUT CHARGE. TO REQUEST A COPY, PLEASE COMPLETE THE COUPON FOUND BELOW AND MAIL IT TO: THE TRAVELERS LIFE AND ANNUITY COMPANY, ANNUITY INVESTOR SERVICES, ONE TOWER SQUARE, HARTFORD, CONNECTICUT, 06183-9061.
     Name:

     Address:

                                     PART B

           INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

                      STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

                                     DATED
                                           , 1996
                                      FOR
          THE TRAVELERS SEPARATE ACCOUNT QP II FOR VARIABLE ANNUITIES
                                   ISSUED BY
                     THE TRAVELERS LIFE AND ANNUITY COMPANY

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Group Variable Annuity Contract
Prospectus dated           , 1996. A copy of the Prospectus may be obtained by
writing to The Travelers Life and Annuity Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183-9061, or by calling 1-800-842-8573.

                               TABLE OF CONTENTS

THE INSURANCE COMPANY.................................................................    2
PRINCIPAL UNDERWRITER.................................................................    2
DISTRIBUTION AND MANAGEMENT AGREEMENT.................................................    2
VALUATION OF ASSETS...................................................................    3
PERFORMANCE INFORMATION...............................................................    4
INDEPENDENT ACCOUNTANTS...............................................................    6
FINANCIAL STATEMENTS..................................................................    6

                             THE INSURANCE COMPANY
--------------------------------------------------------------------------------

The Travelers Life and Annuity Company (the "Company"), is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in a majority of the states of the United States, and intends to seek licensure in the remainings states, except New York. The Company is owned by The Travelers Insurance Company, an insurance company that is owned by Travelers Insurance Group Inc. which is an indirect wholly owned subsidiary of Travelers Group Inc., a financial services holding company. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial condition as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the jurisdiction of domicile in determining the field of permissible investments.

THE SEPARATE ACCOUNT. Separate Account QP II meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of Separate Account QP II are subject to the provisions of Section 38a-433 of the Connecticut General Statutes which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.

THE FIXED ACCOUNT. The Fixed Account is secured by part of the general assets of the Company. The general assets of the Company include all assets of the Company other than those held in Separate Account QP II or any other separate account sponsored by the Company or its affiliates.

The staff of the Securities and Exchange Commission does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

                             PRINCIPAL UNDERWRITER
--------------------------------------------------------------------------------

Tower Square Securities, Inc. ("Tower Square "), an affiliate of the Company, serves as principal underwriter for Separate Account QP II and the Contracts. The offering is continuous. Tower Square is an indirect wholly owned subsidiary of Travelers Group Inc. and its principal executive offices are located at One Tower Square, Hartford, Connecticut. It is anticipated that an affiliated broker-dealer may become the principal underwriter for the Contracts in late 1996 or early 1997.

                     DISTRIBUTION AND MANAGEMENT AGREEMENT
--------------------------------------------------------------------------------

Under the terms of the Distribution and Management Agreement among Separate Account QP II, the Company and Tower Square, the Company provides all administrative services and mortality and expense risk guarantees related to variable annuity contracts sold by the Company in connection with the Separate Account QP II. Tower Square performs the sales functions related to the Contracts. The Company reimburses Tower Square for commissions paid, other sales expenses and certain overhead expenses connected with sales functions. The Company also pays all costs (including costs associated with the preparation of sales literature); all costs of qualifying the Separate Account QP II and the variable annuity contract with regulatory authorities; the costs of proxy solicitation; and all custodian, accountant's and legal fees. The Company also provides without cost to the Separate Account QP II all necessary office space, facilities, and personnel to manage its affairs.

                              VALUATION OF ASSETS
--------------------------------------------------------------------------------

FUNDING OPTIONS: The value of the assets of each Underlying Fund is determined on each Valuation Date as of the close of the New York Stock Exchange. Each security traded on a national securities exchange is valued at the last reported sale price on the Valuation Date. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the Valuation Date or on the basis of quotations received from a reputable broker or any other recognized source.

Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the Valuation Date or on the basis of quotations received from a reputable broker or any other recognized source.

Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes in account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

THE CONTRACT VALUE: The value of an Accumulation Unit on any Valuation Date is determined by multiplying the value on the immediately preceding Valuation Date by the net investment factor for the Valuation Period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one Valuation Period to the next. The net investment factor for a Funding Option for any Valuation Period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the Valuation Period relating to the Insurance Charge and the Funding Option Administrative Charge). The gross investment rate of a Funding Option is equal to (a-b)/c where:

(a) = investment income plus capital gains and losses (whether realized or unrealized);

(b) = any deduction for applicable taxes (presently zero); and

(c) = the value of the assets of the Funding Option at the beginning of the Valuation Period.

The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the Valuation Period.

                            PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

From time to time, the Company may advertise several types of historical performance for the Funding Options of Separate Account QP II. The Company may advertise the "standardized average annual total returns" of the Funding Option, calculated in a manner prescribed by the Securities and Exchange Commission, as well as the "non-standardized total return," as described below:

STANDARDIZED METHOD. Quotations of average annual total return are computed according to a formula in which a hypothetical initial investment of $1,000 is applied to the Funding Option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the Funding Option has been in existence if less. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the semiannual administrative charge is converted to a percentage of assets based on the actual fee collected, divided by the average net assets per contract sold under the Prospectus to which this Statement of Additional Information relates. Each quotation assumes a total redemption at the end of each period with the assessment of any applicable sales charge at that time.

NON-STANDARDIZED METHOD. Non-standardized "total return" will be calculated in a similar manner based on the performance of the Funding Options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and seven-year periods. Non-standardized total return will not reflect the deduction of any applicable sales charge or the $15 semiannual contract administrative charge, which, if reflected, would decrease the level of performance shown. The sales charge is not reflected because the Contract is designed for long-term investment.

GENERAL. Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of Separate Account QP II and the Underlying Funds.

For Funding Options that were in existence prior to the date they became available under Separate Account QP II, the standardized average total return and non-standardized total return quotations will show the investment performance that such Funding Options would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance. An Owner's Contract Value at redemption may be more or less than original cost.

Average annual total returns for each of the Funding Options computed according to the standardized and non-standardized methods for the period ending December 31, 1995 (beginning at inception date) are set forth in the following table.

                           TOTAL RETURN CALCULATIONS
                   FUNDING OPTIONS OF SEPARATE ACCOUNT QP II
--------------------------------------------------------------------------------

                                        STANDARDIZED            NON-STANDARDIZED
                                     ------------------     -------------------------   INCEPTION
                                     1-YR   5-YR   10-YR    1-YR   3-YR   5-YR   7-YR     DATE
-------------------------------------------------------------------------------------------------
Capital Appreciation Fund..........
High Yield Bond Trust..............
Managed Assets Trust...............
Dreyfus Stock Index Fund...........
Travelers Series Trust Portfolios:
  U.S. Government Securities.......
  Social Awareness Stock...........
  Utilities........................
Templeton Variable Products Series
  Fund:............................
  Templeton Bond...................
  Templeton Stock..................
  Templeton Asset Allocation.......
Fidelity's Variable Insurance
  Products Fund Portfolios:........
  Fidelity's High Income...........
  Fidelity's Equity-Income.........
  Fidelity's Growth................
Fidelity's Variable Insurance
  Products Fund II Portfolio.......
  Fidelity's Asset Manager.........
American Odyssey Funds:
  International Equity.............
  Emerging Opportunities...........
  Core Equity......................
  Long-Term Bond...................
  Intermediate-Term Bond...........
  Short-Term Bond..................
Chart Funds:
Smith Barney/Travelers Series Fund,
  Inc. Portfolios:.................
  Smith Barney Income and Growth...
  Alliance Growth..................
  Smith Barney International
     Equity........................
  Putnam Diversified Income........
  Smith Barney High Income.........
  MFS Total Return.................
  Smith Barney Money Market........

                            INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

Coopers & Lybrand L.L.P., certified public independent accountants, 100 Pearl Street, Hartford, Connecticut, are the independent auditors for Separate Account QP II. The services to be provided to Separate Account QP II include primarily the examination of the Fund's financial statements.

                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Financial Statements for Separate Account QP II are not available since the Fund had no assets as of the effective date of this SAI. Financial statements for The Travelers Life and Annuity Company are included in this SAI.

                                     PART C

                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) The financial statements of the Registrant are not provided since the Registrant will have no assets prior to the effective date of the Registration Statement.

         The consolidated financial statements of The Travelers Life and Annuity Company and Subsidiaries and the Reports of Independent Accountants, will be provided in a subsequent pre-effective amendment.

(b)      Exhibits


       1.      Resolution of The Travelers Life and Annuity Company Board of Directors
               authorizing the establishment of the Registrant.

       2.      Exempt.

    3(a).      Form of Distribution and Management Agreement among the Registrant,
               The Travelers Life and Annuity Company and Tower Square
               Securities, Inc.

    3(b).      Form of Selling Agreement.

       4.      Form of Variable Annuity Contract.

       5.      None.

    6(a).      Charter of The Travelers Life and Annuity Company, dated April 10,
               1990. (Incorporated herein by reference to Exhibit 6(a) to Registration Statement on Form N-4, File No. 33-58131, filed via
               Edgar on March 17, 1995.)

    6(b).      By-Laws of The Travelers Life and Annuity Company, as amended on
               October 20, 1994.  (Incorporated herein by reference to Exhibit
               6(b) to Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

       7.      None.

       8.      None.

       9.      Opinion of Counsel as to the legality of securities being registered.

      10.      Not Applicable.

      11.      Not Applicable.

      12.      None

     13.       Schedule for computation of each performance quotation.  To be filed by amendment.

     15. Powers of Attorney authorizing Jay S. Fishman or Ernest J. Wright as signatory for Robert I. Lipp, Michael A. Carpenter, Charles
               O. Prince III, Marc P. Weill, Irwin R. Ettinger, Donald T. DeCarlo and Christine B. Mead.

     27.       Financial Data Schedule.  (To be filed by amendment.)

Item 25.  Directors and Officers of the Depositor

Name and Principal                         Positions and Offices
Business Address                           with Depositor
----------------                           -------------------------
Robert I. Lipp*                            Director and Chairman
Michael A. Carpenter*                      Director, President and Chief Executive Officer
Jay S. Fishman*                            Director, Vice Chairman and Chief Financial Officer
Charles O. Prince III**                    Director
Marc P. Weill**                            Director, Senior Vice President and Chief Investment Officer
Irwin R. Ettinger**                        Director
Donald T. DeCarlo*                         Director, Senior Vice President, General Counsel
                                                and Secretary
Stuart Baritz**                            Senior Vice President
Jay S. Benet*                              Senior Vice President
George C. Kokulis*                         Senior Vice President
Warren H. May*                             Senior Vice President
Christine B. Mead*                         Vice President and Controller
William H. White*                          Vice President and Treasurer
Ian R. Stuart*                             Vice President and Financial Officer
Kathleen A. D'Auria*                       Vice President
Charles N. Vest*                           Vice President and Actuary
Robert Hamilton*                           Second Vice President
Bethann C. Maas*                           Second Vice President
Elizabeth Charron*                         Second Vice President
Ernest J. Wright*                          Counsel and Assistant Secretary
Kathleen A. McGah*                         Counsel and Assistant Secretary

Principal Business Address:

*  The Travelers Life and Annuity Company                         **  Travelers Group Inc.
   One Tower Square                                                   388 Greenwich Street
   Hartford, CT  06183                                                New York, N.Y. 10013

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant. (To be filed by amendment.)

Item 27.  Number of Contract Owners

Not Applicable.

Item 28.  Indemnification

Section 33-320a of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-320a provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Travelers Group Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Depositor. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the Federal securities laws.

Rule 484 Undertaking

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter

  (a) In addition to The Travelers Separate Account QP II for Variable Annuities, Tower Square Securities, Inc. also serves as the principal underwriter for:

         The Travelers Growth and Income Stock Account for Variable Annuities The Travelers Quality Bond Account for Variable Annuities
         The Travelers Money Market Account for Variable Annuities
         The Travelers Timed Growth and Income Stock Account for Variable
           Annuities
         The Travelers Timed Short-Term Bond Account for Variable Annuities The Travelers Timed Aggressive Stock Account for Variable Annuities The Travelers Timed Bond Account for Variable Annuities
         The Travelers Fund U for Variable Annuities
         The Travelers Fund VA for Variable Annuities
         The Travelers Fund UL for Variable Life Insurance
         The Travelers Fund UL II for Variable Life Insurance
         The Travelers Fund BD for Variable Annuities
         The Travelers Fund BD II for Variable Annuities
         The Travelers Variable Life Insurance Separate Account One
         The Travelers Variable Life Insurance Separate Account Three
         The Travelers Fund ABD for Variable Annuities
         The Travelers Fund ABD II for Variable Annuities
         The Travelers Separate Account QP for Variable Annuities

(b)      Name and Principal                 Positions and Offices                     Positions and Offices
         Business Address*                  With Underwriter                          With Registrant
         ------------------                 ---------------------                     ---------------------
         Russell H. Johnson                 Chairman of the Board                             -----
                                            and Chief Executive Officer
         Donald R. Munson, Jr.              Director, President and
                                            Chief Operating Officer                           -----
         George C. Kokulis                  Director                                          -----
         Gregory C. Macdonald               Director                                          -----
         Robert C. Hamilton                 Director and Senior Vice President                -----
         Thomas P. Tooley                   Vice President, Life Marketing                    -----
         George A. Ryan                     Vice President                                    -----
         Jeffrey A. Barker                  Regional Vice President                           -----
         Walter Melnik, Jr.                 Regional Vice President                           -----
         Raymond W. Sheridan                Regional Vice President                           -----
         William F. Scully, III             Treasurer                                         -----
         William H. White                   Assistant Treasurer                               -----
         Charles B. Chamberlain             Assistant Treasurer                               -----
         George M. Quaggin                  Assistant Treasurer                               -----
         Kathleen A. McGah                  General Counsel and Secretary                     -----
         Cynthia P. Macdonald               Chief Compliance Officer                          -----
         John J. Williams, Jr.              Assistant Compliance Officer                      -----
         Susan M. Curcio                    Operations Manager                                -----


     *Principal business address:  One Tower Square, Hartford, Connecticut 06183

(c)  Not Applicable.

Item 30. Location of Accounts and Records

         The Travelers Life and Annuity Company
         One Tower Square
         Hartford, Connecticut 06183

Item 31.  Management Services

Not applicable.


Item 32.  Undertakings

The undersigned Registrant hereby undertakes:

    (a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

    (b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

    (c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Hartford, and State of Connecticut, on this 12th day of March, 1996.

           THE TRAVELERS SEPARATE ACCOUNT QP II FOR VARIABLE ANNUITIES
                                 (Registrant)

                    THE TRAVELERS LIFE AND ANNUITY COMPANY
                                  (Depositor)

                                        By:     /s/ Jay S. Fishman
                                           ---------------------------------
                                                    Jay S. Fishman
                                                    Vice Chairman and
                                                    Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on March 12, 1996.

*ROBERT I. LIPP                                             Director, Chairman of the Board
--------------------------------------
(Robert I. Lipp)

*MICHAEL A. CARPENTER                                       Director, President and Chief Executive Officer
--------------------------------------
(Michael A. Carpenter)

/s/JAY S. FISHMAN                                           Director, Vice Chairman and
--------------------------------------
   (Jay S. Fishman)                                         Chief Financial Officer

*CHARLES O. PRINCE  III                                     Director
--------------------------------------
(Charles O. Prince III)

*MARC P. WEILL                                              Director
--------------------------------------
(Marc P. Weill)

*IRWIN R. ETTINGER                                          Director
--------------------------------------
(Irwin R. Ettinger)

*DONALD T. DeCARLO                                          Director
--------------------------------------
(Donald T. DeCarlo)

/s/CHRISTINE B. MEAD                                        Vice President and Controller
--------------------------------------
   (Christine B. Mead)


*By: /s/Jay S. Fishman
   -----------------------------------------------
        Jay S. Fishman, Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit
  No.                    Description                                                Method of Filing
  ---                    -----------                                                ----------------
   1.          Resolution of The Travelers Life and Annuity Company                  Electronically
               Board of Directors authorizing the establishment
               of the Registrant.

3(a).          Form of Distribution and Management Agreement                         Electronically
               among the Registrant, The Travelers Life and Annuity
               Company and Tower Square Securities, Inc.

3(b).          Form of Selling Agreement.                                            Electronically

   4.          Form of Variable Annuity Contract.                                    Electronically

6(a).          Charter of The Travelers Life and  Annuity
               Company, dated April 10, 1990. (Incorporated herein by reference to Exhibit 6(a) to the to Registration Statement on Form N-4,
               File No. 33-58131, filed via Edgar on
               March 17, 1995.)

6(b).          By-Laws of The Travelers Life and Annuity
               Company, as amended on October 20, 1994.
               (Incorporated herein by reference to Exhibit 6(b) to Registration Statement on Form N-4, File
               No. 33-58131, filed via Edgar on March 17, 1995.)

   9.          Opinion of Counsel as to the legality of securities                  Electronically
               being registered by Registrant.

  13.          Schedule of Computation of Total Return Calculations.                To be filed by
                                                                                     amendment

  15.          Powers of Attorney authorizing Jay S. Fishman or                     Electronically
               Ernest J. Wright as signatory for Robert I. Lipp,
               Michael A Carpenter, Charles O. Prince III,
               Marc P. Weill, Irwin R. Ettinger, Donald T. DeCarlo
               and Christine B. Mead.

  27.          Financial Data Schedule.                                             To be filed by
                                                                                     amendment